August 19, 2009
VIA EDGAR
Perry J. Hindin, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-3628

Re:	DealerTrack Holdings, Inc. Schedule TO-I filed August 7, 2009 File No. 005-81223
Dear Mr. Hindin:
DealerTrack Holdings, Inc. acknowledges that:

•	DealerTrack is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	DealerTrack may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, DealerTrack Holdings, Inc.
By:	/s/ Gary Papilsky
Gary Papilsky
General Counsel